EXHIBIT 1

LETTER REQUESTING MEETING WITH NOMINATING AND CORPORATE

GOVERNANCE COMMITTEE

January 28, 2011

Via HAND DELIVERY and Electronic Transmission

MediciNova, Inc.

ATTN: Chairman of the Board of Directors, MediciNova, Inc.

4350 La Jolla Village Drive, Suite 950

San Diego, CA 92122

Re: Request to Meet with Nominating and Corporate Governance Committee of the Board of Directors of MediciNova, Inc.

Dear Dr. Himawan,

I, Yuichi Iwaki, M.D., Ph.D., a stockholder of MediciNova, Inc. (the “Company”), hereby submit this notice to request a meeting with the Nominating and Corporate Governance Committee of the Company (the “Nominating Committee”) pursuant to the instructions set forth in the Schedule 14A filed by the Company with the Securities and Exchange on April 29, 2010. My address is 100 Coast Blvd #203, La Jolla, CA 92037. As of the close of business on January 27, 2011, I am the beneficial owner of 1,193,409 shares of Common Stock. I would like to meet with the Nominating Committee as soon as possible, but no later than Monday, January 31, 2011. Please let me know the availability of the members of the Nominating Committee to meet.

At the meeting with the Nominating Committee, I would like to discuss certain concerns that I have about the current structure of the Board of Directors of the Company and my proposed recommendations for the directorships that will be up for election at the 2011 annual stockholders meeting of the Company.

For purposes of clarity, nothing herein should be construed as a request made by me in my capacity as an officer and/or director of the Company.

Thank you in advance for your consideration of this request. I look forward to hearing from you soon.

Sincerely,

/s/ Yuichi Iwaki
Yuichi Iwaki, M.D., Ph.D.

cc:	John K.A. Prendergast, Ph.D., Chair of the Nominating and Corporate Governance Committee of the Company (via electronic mail)

Barbara Borden and Kay Chandler, Cooley LLP (via electronic mail)